Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-280083

February 18, 2025

Pricing Term Sheet

Eastman Chemical Company

$250,000,000 5.000% Notes due 2029

Issuer:	Eastman Chemical Company (the “Company”)

Expected Ratings(1):	Baa2 (stable) / BBB (stable) (Moody’s / S&P)

Trade Date:	February 18, 2025

Settlement Date(2):	February 21, 2025 (T+3)

Security Type:	Senior Unsecured Notes

Offering Format:	SEC-Registered

Principal Amount:	$250,000,000

Qualified Reopening	There is currently outstanding $500,000,000 in aggregate principal amount of 5.000% Notes due 2029 that were issued on August 1, 2024. After giving effect to this issuance of the 5.000% Notes due 2029, $750,000,000 in aggregate principal amount of the 5.000% Notes due 2029 will be outstanding. The 5.000% Notes due 2029 offered hereby will be fungible with the previously issued notes of this series and both the 5.000% Notes due 2029 offered hereby and such previously issued notes, taken together, will be treated as a single series for all purposes.

Interest Payment Dates:	Semi-annually on February 1 and August 1 of each year, beginning August 1, 2025

Maturity Date:	August 1, 2029

Coupon:	5.000%

Price to Public:	99.447% of the principal amount, plus accrued interest of $694,444 from and including February 1, 2025

Yield to Maturity:	5.140%

Benchmark Treasury:	4.250% due January 31, 2030

Benchmark Treasury Price and Yield:	99-12 1⁄4; 4.390%

Spread to Benchmark Treasury:	+75 bps

Make-whole Call:	Prior to July 1, 2029 at T + 15 bps

Par Call:	On or after July 1, 2029

Change of Control:	Upon the occurrence of a change of control triggering event, the Company will be required to make an offer to repurchase all or a portion of the notes at a price equal to 101% of principal, plus accrued and unpaid interest to, but excluding, the repurchase date.

Use of Proceeds:	The Company intends to use the net proceeds for general corporate purposes, which may include working capital, capital expenditures, the repayment of other indebtedness outstanding from time to time, and other matters in connection with implementation of its strategic initiatives.

CUSIP / ISIN:	277432AZ3 / US277432AZ35

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30 / 360

Clearing and Settlement:	DTC

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Citigroup Global Markets Inc. Mizuho Securities USA LLC Barclays Capital Inc. Scotia Capital (USA) Inc.

(1)

A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(2)

We expect to deliver the notes to purchasers on or about February 21, 2025, which will be the third business day following the pricing of the notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-l under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the settlement date should consult their own advisor.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. The issuer files annual, quarterly, and current reports, proxy statements and other information with the SEC. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in the registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. We urge you to read these documents and any other relevant documents when they become available because they contain and will contain important information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC’s website at http://www.sec.gov. Alternatively, any underwriter or any dealer participating in this offering will arrange to send you, when available, the prospectus supplement and the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or J.P. Morgan Securities LLC at 1-212-834-4533.

This pricing term sheet supplements the preliminary prospectus supplement issued by Eastman Chemical Company on February 18, 2025 relating to its prospectus dated June 10, 2024 (such prospectus, as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

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